Mail Stop 6010

May 8, 2006

VIA U.S. MAIL AND FAX (610) 208-1671

Mr. Michael T. Philion
Executive Vice President - Finance and Chief Financial Officer
EnerSys
2366 Bernville Road
Reading, Pennsylvania 19605

  **Re: EnerSys**
     **Form 10-K for the year ended March 31, 2005**
     **Filed February 15, 2006**
     **Forms 10-Q for Fiscal Quarters Ended July 3, 2005,**
     **October 2, 2005, and January 1, 2006**
     **Forms 8-K filed February 15, 2006, February 8, 2006, November 15, 2005,**
     **August 17, 2005, June 2, 2005, and May 16, 2005**
     **File No. 001-32253**

Dear Mr. Philion:

  We have reviewed your response filed April 3, 2006 and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. In our comments, we asked you to provide us with supplemental information so we may better understand your disclosure.  After reviewing this information, we may or may not raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comment or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K for the year ended March 31, 2005, Definitive Proxy Statement filed June 20, 2005, Forms 10-Q for the Quarterly Periods Ended July 3, 2005, October 2, 2005, and January 1, 2006, Forms 8-K filed February 15, 2006, February 8, 2006, November 15, 2005, August 17, 2005, June 2, 2005, and May 16, 2005</u>

1.      Please refer to our prior comment 1.  We noted in your response that you will refer to non-GAAP earnings measures as "earnings from ongoing operations."  You should not use titles or descriptions for non-GAAP financial measures that are the same as, or confusingly similar to, titles or descriptions used for GAAP purposes. We refer you to Item 10(e)(1)(ii)(E).

2.      Please refer to our prior comment 3.  We noted your response that you will provide the necessary disclosures referenced in our prior comment.  Please tell us more about the recurring charges that you eliminate in your disclosure (i.e. interest expense, dividends, etc.) and how you comply with the disclosure requirements of Item 10 of Regulation S-K and Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures date June 13, 2003.

<u>Note 3. Acquisition, page A-59</u>

3.      Please refer to our prior comment 9.  We noted in your response that management believes that the plan has not substantially changed from the time of the acquisition and the company's initial estimate of the timing of the funding these costs has been "modestly extended based on more current information."  We noted the following:

- The original disclosure in your Form S-1/A states that the remaining reserve includes, "environmental costs of $5,300, the majority of which is expected to be paid through fiscal 2007."
- Disclosure in your Form 10-K for the year ended March 31, 2005 states "the majority of which is expected to be paid over the next 5 fiscal years," (i.e. fiscal 2010)
- Lastly, we noted your disclosure in your Form 10-Q for the quarterly period ended January 1, 2006 states the balance (primarily related to environmental costs) will be spent "at an indeterminate time in the future".

Please provide us with further explanation regarding the basis upon which you included these costs as a cost to exit an activity noting the criteria in EITF 95-3 that states that actions required by the plan will begin as soon as possible after the plan is finalized, and the period of time likely to complete the plan indicates that significant changes to the plan are not likely.  It appears as if you have significantly changed the estimate of the period of time over which you will incur these expenses based on your disclosures as outlined above.

Note 12. Derivative Financial Instruments, page A-67

4.      Please refer to our prior comment 10. We understand from your response that effectiveness of the hedges is measured on a quarterly basis.  Please confirm that we are correct in our understanding that you will revise your disclosure that currently states, "there is no need to periodically reassess the effectiveness during the term of the hedges," rather, you will discuss your regular review of effectiveness during the term of the hedge.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information.  Detailed cover letters greatly facilitate our review.  Please file your cover letter on EDGAR as correspondence.  Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or me at (202) 551-3604 if you have any questions regarding these comments.  In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

                                        Sincerely,


                                        Kate Tillan
                                        Assistant Chief Accountant